# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A Ordinary Shares , par value $0.0005 per share
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, China (F4), 511458
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001470766

## Reporting persons
- HSG Venture VI Holdco, Ltd. ("HSG Venture VI Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,100,814; sole dispositive power 0; shared dispositive power 23,100,814; aggregate amount beneficially owned 23,100,814 (8.4% of the class)
  Comment: Row 6, 8 and 9. Represented by 18,118,287 Class A Ordinary Shares and 4,982,527 American Depositary Shares.
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- HSG Venture VII Holdco, Ltd. ("HSG Venture VII Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,360,361; sole dispositive power 0; shared dispositive power 4,360,361; aggregate amount beneficially owned 4,360,361 (1.6% of the class)
  Comment: Row 6, 8 and 9. Represented by 3,419,891 Class A Ordinary Shares and 940,470 American Depositary Shares.
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- HongShan Capital Venture Fund VI, L.P. ("HongShan Capital Venture Fund VI"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,100,814; sole dispositive power 0; shared dispositive power 23,100,814; aggregate amount beneficially owned 23,100,814 (8.4% of the class)
  Comment: Row 6, 8 and 9. Represented by 18,118,287 Class A Ordinary Shares and 4,982,527 American Depositary Shares (together, the "shares"). 23,100,814 shares are directly owned by HSG VENTURE VI HOLDCO. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- HongShan Capital Venture Fund VII, L.P. ("HongShan Capital Venture Fund VII"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,360,361; sole dispositive power 0; shared dispositive power 4,360,361; aggregate amount beneficially owned 4,360,361 (1.6% of the class)
  Comment: Row 6, 8 and 9. Represented by 3,419,891 Class A Ordinary Shares and 940,470 American Depositary Shares (together, the "shares"). 4,360,361 shares are directly owned by HSG VENTURE VII HOLDCO. The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025
- HSG Venture VI Management, L.P. ("HSG Venture VI Management"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,100,814; sole dispositive power 0; shared dispositive power 23,100,814; aggregate amount beneficially owned 23,100,814 (8.4% of the class)
  Comment: Row 6, 8 and 9. Represented by 18,118,287 Class A Ordinary Shares and 4,982,527 American Depositary Shares (together, the "shares"). 23,100,814 shares are directly owned by HSG VENTURE VI HOLDCO. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- HSG Venture VII Management, L.P. ("HSG Venture VII Management"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,360,361; sole dispositive power 0; shared dispositive power 4,360,361; aggregate amount beneficially owned 4,360,361 (1.6% of the class)
  Comment: Row 6, 8 and 9. Represented by 3,419,891 Class A Ordinary Shares and 940,470 American Depositary Shares (together, the "shares"). 4,360,361 shares are directly owned by HSG VENTURE VII HOLDCO. The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025
- HSG Holding Limited ("HSG Holding"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 27,461,175; sole dispositive power 0; shared dispositive power 27,461,175; aggregate amount beneficially owned 27,461,175 (10% of the class)
  Comment: Row 6, 8 and 9. Represented by 21,538,178 Class A Ordinary Shares and 5,922,997 American Depositary Shares (together, the "shares"). 23,100,814 shares are directly owned by HSG VENTURE VI HOLDCO and 4,360,361 shares are directly owned by HSG VENTURE VII HOLDCO. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of each of HSG VENTURE VI MANAGEMENT and HSG VENTURE VII MANAGEMENT is HSG HOLDING.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- SNP China Enterprises Limited ("SNP China Enterprises"): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 27,461,175; sole dispositive power 0; shared dispositive power 27,461,175; aggregate amount beneficially owned 27,461,175 (10% of the class)
  Comment: Row 6, 8 and 9. Represented by 21,538,178 Class A Ordinary Shares and 5,922,997 American Depositary Shares (together, the "shares"). 23,100,814 shares are directly owned by HSG VENTURE VI HOLDCO and 4,360,361 shares are directly owned by HSG VENTURE VII HOLDCO. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of each of HSG VENTURE VI MANAGEMENT and HSG VENTURE VII MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- Neil Nanpeng Shen ("NS"): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 27,461,175; sole dispositive power 0; shared dispositive power 27,461,175; aggregate amount beneficially owned 27,461,175 (10% of the class)
  Comment: Row 6, 8 and 9. Represented by 21,538,178 Class A Ordinary Shares and 5,922,997 American Depositary Shares (together, the "shares"). 23,100,814 shares are directly owned by HSG VENTURE VI HOLDCO and 4,360,361 shares are directly owned by HSG VENTURE VII HOLDCO. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of each of HSG VENTURE VI MANAGEMENT and HSG VENTURE VII MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
  
  Row 11. Based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, Guangzhou, 511458, People's Republic of China

## Item 2. Person Filing
Name of person filing:
HSG Venture VI Holdco, Ltd.
HSG Venture VII Holdco, Ltd.
HongShan Capital Venture Fund VI, L.P.
HongShan Capital Venture Fund VII, L.P.
HSG Venture VI Management, L.P.
HSG Venture VII Management, L.P.
HSG Holding Limited
SNP China Enterprises Limited
Neil Nanpeng Shen

The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The General Partner of HSG VENTURE VI MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of HSG VENTURE VII MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
Address of principal business office or, if none, residence:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Citizenship: HSG VENTURE VI HOLDCO, HSG VENTURE VII HOLDCO, HONGSHAN CAPITAL VENTURE FUND VI, HONGSHAN CAPITAL VENTURE FUND VII, HSG VENTURE VI MANAGEMENT, HSG VENTURE VII MANAGEMENT, HSG HOLDING: Cayman Islands; SNP CHINA ENTERPRISES: British Virgin Islands; NS: Hong Kong SAR

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
27,461,175
Represented by 21,538,178 Class A Ordinary Shares and 5,922,997 American Depositary Shares (together, the "shares"). 23,100,814 shares are directly owned by HSG VENTURE VI HOLDCO and 4,360,361 shares are directly owned by HSG VENTURE VII HOLDCO.. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of each of HSG VENTURE VI MANAGEMENT and HSG VENTURE VII MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
Percent of class:
10.0%

The percentage is based on a total of 274,203,783 shares of Class A Ordinary Shares outstanding as of April 10, 2025, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 25, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
HSG Venture VI Holdco, Ltd.: 23,100,814
HSG Venture VII Holdco, Ltd.: 4,360,361
HongShan Capital Venture Fund VI, L.P.: 23,100,814
HongShan Capital Venture Fund VII, L.P.: 4,360,361
HSG Venture VI Management, L.P.: 23,100,814
HSG Venture VII Management, L.P.: 4,360,361
HSG Holding Limited: 27,461,175
SNP China Enterprises Limited: 27,461,175
Neil Nanpeng Shen: 27,461,175
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
HSG Venture VI Holdco, Ltd.: 23,100,814
HSG Venture VII Holdco, Ltd.: 4,360,361
HongShan Capital Venture Fund VI, L.P.: 23,100,814
HongShan Capital Venture Fund VII, L.P.: 4,360,361
HSG Venture VI Management, L.P.: 23,100,814
HSG Venture VII Management, L.P.: 4,360,361
HSG Holding Limited: 27,461,175
SNP China Enterprises Limited: 27,461,175
Neil Nanpeng Shen: 27,461,175

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HSG Venture VI Holdco, Ltd. ("HSG Venture VI Holdco"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HSG Venture VII Holdco, Ltd. ("HSG Venture VII Holdco"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- HongShan Capital Venture Fund VI, L.P. ("HongShan Capital Venture Fund VI"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HongShan Capital Venture Fund VII, L.P. ("HongShan Capital Venture Fund VII"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HSG Venture VI Management, L.P. ("HSG Venture VI Management"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HSG Venture VII Management, L.P. ("HSG Venture VII Management"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HSG Holding Limited ("HSG Holding"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- SNP China Enterprises Limited ("SNP China Enterprises"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- Neil Nanpeng Shen ("NS"): Neil Nanpeng Shen, Neil Nanpeng Shen (08/14/2025)